UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Wesco Aircraft Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35253	20-5441563
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

24911 Avenue Stanford, Valencia, California	91355
(Address of principal executive offices)	(Zip Code)

Robert Urband

Associate General Counsel, Director of Legal Affairs

(661) 775-7217

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Wesco Aircraft Holdings, Inc.’s Conflict Minerals Report filed for the calendar year ended December 31, 2013 is publicly available at http://ir.wescoair.com/phoenix.zhtml?c=245867&p=irol-sec.

Item 1.02 Exhibit

Wesco Aircraft Holdings, Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02                              Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESCO AIRCRAFT HOLDINGS, INC.

BY:	/s/ Gregory A. Hann
Gregory A. Hann Executive Vice President & Chief Financial Officer

Date:  May 30, 2014

2